November 29, 2019

Ontario Securities Commission

British Columbia Securities Commission

Nova Scotia Securities Commission

Dear Sirs/Mesdames:

We have reviewed the information contained in the Notice of Change of Auditor of FSD Pharma Inc. dated November 29, 2019 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102. Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the notice relating to the successor auditor.

Yours truly,

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants